

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2015

Mr. Paritosh K. Choksi
Chief Financial Officer
ATEL Capital Equipment Fund VII, L.P.
600 Montgomery Street, 9th Floor,
San Francisco, California 94111

> **Re: ATEL Capital Equipment Fund VII, L.P.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 30, 2015**
> **File No. 0-24175**

Dear Mr. Choksi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Financial Statements

General

1. Please tell us how you have complied with Rule 8-07 of Regulation S-X in omitting the balance sheet of your general partner, ATEL Financial Services, LLC. Please also tell us the approximate amount of assets held by the general partner as of December 31, 2014 and March 31, 2015 as well as whether the general partner has an obligation to fund the losses of the limited partnership or provide capital to the limited partnership.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief